# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocket Companies, Inc., CIK 0001805284
CUSIP: 77311W101
Title of class of securities: Class A common stock, $0.00001 par value
Address of issuer's principal executive offices: 1050 Woodward Avenue, Detroit, Michigan (MI), 48226
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0001569007
Persons authorized to receive notices and communications: Daniel Gilbert, 1050 Woodward Avenue, Detroit, Michigan (MI), 48226, (313) 373-7990

## Reporting persons
- Daniel Gilbert (CIK 0001569007): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 996,832,276; shared voting power 611,257,446; sole dispositive power 996,832,276; shared dispositive power 140,215,280; aggregate amount beneficially owned 1,608,089,722 (57.12% of the class)
  Comment: (a) The reference in Row 13 to percentage ownership of the Class A common stock, par value $0.00001 per share ("Class A Common Stock"), of Rocket Companies, Inc. (the "Issuer") is based on 2,815,342,810 shares, consisting of (i) 261,257,942 shares of Class A Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its publicly filed Registration Statement on Form S-3ASR on October 1, 2025, (ii) 1,848,879,455 shares of Class A Common Stock issuable upon conversion of shares of the Issuer's Class L Common Stock, par value $0.00001 ("Class L Common Stock"), half of which are designated Class L-1 Common Stock, par value $0.00001 per share ("Class L-1 Common Stock") and half of which are designated Class L-2 Common Stock, par value $0.00001 per share ("Class L-2 Common Stock"), as of August 1, 2025, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and (iii) 705,205,413 shares of Class A Common Stock issued to the stockholders of Mr. Cooper Group Inc. in connection with the acquisition of Mr. Cooper Group Inc. by the Issuer on October 1, 2025, as reported by the Issuer in its publicly filed Current Report on Form 8-K/A on October 10, 2025.
- Daniel Gilbert Trust #1 u/a/d 8/23/16: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 140,215,280; shared voting power 0; sole dispositive power 140,215,280; shared dispositive power 0; aggregate amount beneficially owned 140,215,280 (4.98% of the class)
  Comment: (a) The reference in Row 13 to percentage ownership of the Class A Common Stock of the Issuer is based on 2,815,342,810 shares, consisting of (i) 261,257,942 shares of Class A Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its publicly filed Registration Statement on Form S-3ASR on October 1, 2025, (ii) 1,848,879,455 shares of Class A Common Stock issuable upon conversion of shares of the Issuer's Class L Common Stock, half of which are designated Class L-1 Common Stock and half of which are designated Class L-2 Common Stock, as of August 1, 2025, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and (iii) 705,205,413 shares of Class A Common Stock issued to the stockholders of Mr. Cooper Group Inc. in connection with the acquisition of Mr. Cooper Group Inc. by the Issuer on October 1, 2025, as reported by the Issuer in its publicly filed Current Report on Form 8-K/A on October 10, 2025.
- Jennifer Gilbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,055,385; shared voting power 0; sole dispositive power 314,055,385; shared dispositive power 0; aggregate amount beneficially owned 314,055,385 (11.16% of the class)
  Comment: (a) The Reporting Person's aggregate amount of beneficially owned shares consists of 157,027,692 shares of Class L-1 Common Stock and 157,027,693 shares of Class L-2 Common Stock. Daniel Gilbert exercises voting power over the shares held by the Reporting Person pursuant to a proxy and irrevocable power of attorney.
  
  (b) The reference in Row 13 to percentage ownership of the Class A Common Stock of the Issuer is based on 2,815,342,810 shares, consisting of (i) 261,257,942 shares of Class A Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its publicly filed Registration Statement on Form S-3ASR on October 1, 2025, (ii) 1,848,879,455 shares of Class A Common Stock issuable upon conversion of shares of the Issuer's Class L Common Stock, half of which are designated Class L-1 Common Stock and half of which are designated Class L-2 Common Stock, as of August 1, 2025, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and (iii) 705,205,413 shares of Class A Common Stock issued to the stockholders of Mr. Cooper Group Inc. in connection with the acquisition of Mr. Cooper Group Inc. by the Issuer on October 1, 2025, as reported by the Issuer in its publicly filed Current Report on Form 8-K/A on October 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.00001 par value
Name of issuer: Rocket Companies, Inc.
Address of issuer's principal executive offices: 1050 Woodward Avenue, Detroit, Michigan (MI), 48226
Comment:
Explanatory Note

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 8, 2025 (the "Original Schedule 13D"). This Amendment is being filed solely to update the aggregate percentage of the Issuer's Class A Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional shares of its Class A Common Stock from time to time since the date of the filing of the Original Schedule 13D, including as consideration for the acquisition of Mr. Cooper Group Inc. Only those items that are hereby reported are amended. All other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Jennifer Gilbert is the Founder and Creative Director of Detroit-based POPHOUSE. The address of the principal business and principal office at which such employment is conducted is 1074 Woodward Avenue, Detroit, MI 48226.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Class A Common Stock and percentages of shares of Class A Common Stock beneficially owned by the Reporting Persons, which information is incorporated herein by reference.

Jennifer Gilbert beneficially owns an aggregate of 314,055,385 shares of Class A Common Stock, consisting of (i) 209,370,257 shares of Class A Common Stock held directly by her and (ii) 104,685,128 shares of Class A Common Stock held by The Jennifer Gilbert 2025 GRAT Agreement, of which Jennifer Gilbert is the trustee.

The references to percentage ownership of Class A Common Stock in this Amendment are based on a total of 2,815,342,810 shares, consisting of (i) 261,257,942 shares of Class A Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its publicly filed Registration Statement on Form S-3ASR on October 1, 2025, (ii) 1,848,879,455 shares of Class A Common Stock issuable upon conversion of shares of the Issuer's Class L Common Stock, half of which are designated Class L-1 Common Stock and half of which are designated Class L-2 Common Stock, as of August 1, 2025, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and (iii) 705,205,413 shares of Class A Common Stock issued to the stockholders of Mr. Cooper Group Inc. in connection with the acquisition of Mr. Cooper Group Inc. by the Issuer on October 1, 2025, as reported by the Issuer in its publicly filed Current Report on Form 8-K/A on October 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) and the Comments of the cover pages to this Amendment for the number of shares of Class A Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On September 16, 2025, Jennifer Gilbert contributed 104,685,128 shares of Class L Common Stock to The Jennifer Gilbert 2025 GRAT Agreement, of which Jennifer Gilbert is the trustee. Except as set forth in this Amendment, the Reporting Persons have not effected any transaction in the Class A Common Stock in the 60 days prior to filing this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 10, 2025, Daniel Gilbert Trust #1 u/a/d 8/23/16 ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock.

## Signatures
- Daniel Gilbert: /s/ Daniel Gilbert, Daniel Gilbert (10/15/2025)
- Daniel Gilbert Trust #1 u/a/d 8/23/16: /s/ Daniel Gilbert, Daniel Gilbert (10/15/2025)
- Jennifer Gilbert: /s/ Jennifer Gilbert, Jennifer Gilbert (10/15/2025)